SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                       ☒                                                                                       Form 40-F                                       ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                                                                            ☐                                                                                         No                                                                                ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                                                                            ☐                                                                                         No                                                                                ☒

Telecom Argentina S.A.

Item

1.                                      English translation of a letter dated April 29, 2020 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, April 29, 2020

Chairman of the Comisión Nacional de Valores

Lic. Adrián Cosentino

RE.: Director and alternate director’s resignations

Dear Sirs,

I am writing to you as Attorney-in-fact of Telecom Argentina S.A. in order to inform you that today the Company received the resignations of Mr. Sebastián Sanchez Sarmiento and Ms. Delfina Lynch to their positions as Director and Alternate Director of Telecom Argentina, respectively, which are effective immediately as of today, in order to create a vacancy in the Board of Directors of the Company allowing the appointment of the director-elect to be proposed by Anses Fondo de Garantía de Sustentabilidad.

Resignations shall be considered in the first Board of Directors to take place.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	April 30, 2020	By:	/s/ Fernando J. Balmaceda
			Name:	Fernando J. Balmaceda
			Title:	Responsible for Market Relations